UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)1

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis F. Wit

2101 W. Commercial Blvd. Suite 3500,

Ft. Lauderdale, FL 33309

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68212 U 10 4	13D

1	Names of reporting person Cornelis F. Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of	7	Sole voting power 76,098,050 shares(1)(2)
shares beneficially owned by	8	Shared voting power -0-
each reporting person	9	Sole dispositive power 76,098,050 shares(1)(2)
with	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 76,098,050 shares(1)(2)
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 42.0%(1)
14	Type of reporting person IN

(1)     On November 30, 2010, the Reporting Person acquired 250,000 shares of Series D Preferred Stock of the Issuer. The Series D Preferred Stock are non-registered securities, non-convertible and each share provides the Reporting Person super-voting rights at any meeting of the stockholders of the Issuer and such shares of Series D Preferred Stock will vote together with the common stockholders of the Issuer, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director, in the amount of 400 votes per Series D Preferred Stock equaling an aggregate of 100,000,000 votes. If calculated with 7, 9, 11 and 13 above, sole voting power would equal 176,098,050 votes, aggregate amount beneficially owned by each reporting person would equal 176,098,050 votes and the percent of class represented by the amount in Row 11 would be 62.6%.

(2)     The Reporting Person may be deemed to indirectly beneficially own 51,908,050 shares of common stock held as sole trustee of the Cornelis F. Wit Revocable Living Trust Dated October 15, 2009 as Amended and Restated on June 11, 2015.

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EXPLANATORY NOTE

This Amendment No. 8 to the Original Schedule 13D, as defined herein, (“Amendment No. 8”) amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 22, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on May 23, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 20, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 25, 2015 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 13, 2017 (“Amendment No. 7”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 8 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

This Amendment No. 8 is being filed to (i) update beneficial ownership information of the Reporting Person as a result of transactions occurring since the date of Amendment No. 7, and

(ii) to report a decrease in the Reporting Person’s percentage ownership of the common stock resulting from the increase in the number of outstanding shares of common stock of the Issuer.

 Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.    Source and Amount of Funds or Other Consideration

Since the most recent filing of an amendment to the Original Schedule 13D on February 13, 2017, the Reporting Person effected the following transactions:

(i) on September 6, 2018 the Reporting Person was issued 200,000 restricted shares pursuant to the terms and conditions of the 2016 Equity Incentive Plan of OmniComm Systems, Inc. to be held in escrow to be released one day prior to the 2019 Annual Stockholder Meeting, subject to continued service and the achievement of performance goals. The Reporting Person retains voting rights over all of the shares while held in escrow,

(ii) on December 27, 2018 the Reporting Person entered into a Securities Purchase Agreement pursuant to which, in a privately negotiated transaction, the Reporting Person purchased warrants to purchase 2,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share with an expiration date of January 1, 2019 from Stephen E. Johnson, President and Chief Executive Officer of the Issuer, in exchange for a cash amount of $60,000, and

(iii) on December 27, 2018 the Reporting Person exercised warrants to purchase 2,000,000 shares of common stock of the Issuer at an exercise prices of $0.25 per share in exchange for a cash payment of $100,000 and the cancellation of a $400,000 Promissory Note due to the Reporting Person from the Issuer. The shares issued were immediately contributed to the Cornelis F. Wit Revocable Living Trust Dated October 15, 2009 as Amended and Restated on June 11, 2015.

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Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 76,098,050 shares. Such amount of shares includes (i) 200,000 shares of common stock held directly, (ii) 51,908,050 shares of common stock held by the Trust, (iii) 12,450,000 shares issuable upon exercise of currently exercisable common stock purchase warrants, and (iv) 11,540,000 shares issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 42.0% of the outstanding shares of common stock of the Issuer based on 157,343,647 shares of common stock outstanding as of January 2, 2019. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Person holds sole voting and dispositive powers over the shares identified in Item 5(a). The Reporting Person does not share voting or dispositive powers over any of such shares.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 3 above is incorporated herein by reference.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit No. Description

1. Stock Purchase Agreement dated December 27, 2018 by and between the Reporting Person and Stephen E. Johnson.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2019
/s/ Cornelis F. Wit
Cornelis F. Wit

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